Exhibit 99.1

Lion Group Notes Progress on Proposed Restructuring of Skyfame Realty (Holdings) Limited (In Liquidation)

SINGAPORE, September 23, 2026/PRNewswire/ – Lion Group Holding Ltd. (NASDAQ: LGHL) (“Lion Group” or the “Company”) notes the announcement made by Skyfame Realty (Holdings) Limited (In Liquidation) (Stock Code: 00059) (“Skyfame”) on 18 September 2026 regarding updates on its resumption progress.

According to Skyfame’s announcement:

On 17 September 2026, Skyfame submitted a resumption proposal to The Stock Exchange of Hong Kong Limited and applied for an extension of the remedial period to 31 December 2026.

On 18 September 2026, the High Court of Hong Kong granted leave for Skyfame to convene a meeting of its scheme creditors to consider and, if thought fit, approve a proposed scheme of arrangement. The scheme meeting is currently expected to be held in late October or early November 2026, with the sanction hearing tentatively scheduled for 20 November 2026.

As previously announced by Skyfame on 13 April 2026, Lion Wealth Management Limited, a wholly-owned subsidiary of Lion Group, entered into an exclusivity agreement with Skyfame and its joint and several provisional liquidators on 10 April 2026 in relation to a proposed restructuring of Skyfame.

There can be no assurance that any restructuring will be completed or that trading in Skyfame’s shares will resume. Lion Group will continue to monitor developments and will provide further updates as and when appropriate.

About Lion Group Holding Ltd.

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return swap (TRS) trading, (ii) contract-for-difference (CFD) trading, and (iii) Over-the-counter (OTC) stock options trading. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from its expectations, estimates and projections, and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s participation in the restructuring of Skyfame and the potential return/loss from the restructuring; Lion’s goals and strategies; Lion’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to Lion’s industry; general economic and business conditions globally; crypto asset management operations; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact Lion’s expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

Lion Group Holding Ltd.

Tel: +65 8877 3871

Email: ir@liongrouphl.com